                                   FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended         December 31, 1993                   .


                                       OR


(  )     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____________________________________________
         ___________________________ to ___________________________________

Commission file number _________________________________________________



A.       Full title of the Plan and the address of the Plan:

         MAPCO Inc. and Subsidiaries Profit Sharing and Savings Plan ("Plan")
         P. O. Box 21628
         Tulsa, Oklahoma  74121-1628



B.       Name of issuer of securities and principal executive office:

         MAPCO Inc.
         1800 South Baltimore Avenue
         Tulsa, Oklahoma  74119

                       FINANCIAL STATEMENTS AND EXHIBIT


(a) Financial Statements - The following financial statements have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

                                                                                   Page No.
                                                                                   --------
         Independent Auditors' Report                                              F-1

         Financial statements as of December 31, 1993 and 1992 and for the years then ended:

                 Statements of Net Assets Available for Benefits                   F-2, F-3

                 Statements of Changes in Net Assets Available for Benefits        F-4, F-5

                 Notes to Financial Statements                                     F-6 - F-13

         Supplemental schedules as of December 31, 1993 and for the year then ended:

                 Item 27A - Schedule of Assets Held for Investment Purposes        F-14 - F-16

                 Item 27D - Schedule of Reportable Transactions                    F-17 - F-18


(b)      Exhibit

         Independent Auditors' Consent                                             F-19

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the MAPCO Inc. and Subsidiaries Profit Sharing and Savings Plan has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.





                               MAPCO Inc. and Subsidiaries Profit
                               Sharing and Savings Plan





                               By:     /s/ MICHAEL J. WILLMERING
                                       Michael J. Willmering
                                       General Manager, Benefits & Compensation
                                       for MAPCO Inc., Plan Administrator



Date:  June 28, 1994

DELOITTE &
   TOUCHE
      (LOGO)
                          Suite 2400                 Telephone: (918) 586-8800
                          One Williams Center        Telecopier:(918) 592-3856
                          Tulsa, Oklahoma 74172-0124

INDEPENDENT AUDITORS' REPORT


To MAPCO Inc. and Subsidiaries Profit
  Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the MAPCO Inc. and Subsidiaries Profit Sharing and Savings Plan ("Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinon on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net asets available for benefits of the individual funds, and is not a required part of the basic financial statements. Also, the supplemental schedules of (1) assets held for investment as of December 31, 1993, and (2) reportable transactions for the year ended December 31, 1993, are presented for the purpose of additioanl analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such supplemental information and supplemental schedules are the responsibility of the Plan's management. Such supplemental information by fund and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE


June 23, 1994

DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL

MAPCO INC. AND SUBSIDIARIES
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993

                                                                       Supplemental Information by Fund
                                                                       --------------------------------
                                                          Frozen
ASSETS:                                                 Investment           Money            Managed          Balanced
                                         Total            Fund A          Market Fund       Income Fund          Fund
                                         -----          ----------        -----------       -----------        --------
Investments:
  MAPCO Inc. Common Stock             $153,698,690
  Bank Pooled Funds                     49,656,444                         $3,013,331       $16,610,786       $10,470,427
  Mutual Funds                          28,000,348
  Insurance contracts                   55,301,111       $29,293,818                         26,007,293
  Participant loans                      6,521,087
  Cash equivalents                       1,454,354            26,416           15,620           394,239            76,480
                                      ------------       -----------       ----------       -----------       -----------
                                       294,632,034        29,320,234        3,028,951        43,012,318        10,546,907


Dividends and interest
  receivable                                14,646                97            7,840               479                16
Other receivables                              153
Due from (to) other
  funds - net                                             (6,840,978)          89,626         1,661,926           862,336
                                      ------------       -----------       ----------       -----------       -----------
                                       294,646,833        22,479,353        3,126,417        44,674,723        11,409,259
                                      ------------       -----------       ----------       -----------       -----------
LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS:


Note payable                            68,235,414
                                      ------------       -----------       ----------       -----------       -----------
Net assets available
  for benefits                        $226,411,419       $22,479,353       $3,126,417       $44,674,723       $11,409,259
                                      ============       ===========       ==========       ===========       ===========


                                    Equity                          Aggressive          MAPCO          Restricted
ASSETS:                            Indexed           Growth           Growth           Common         MAPCO Common       Loan
                                     Fund          Stock Fund       Stock Fund       Stock Fund        Stock Fund        Fund
                                   -------         ----------       ----------       ----------       ------------       ----
Investments:
  MAPCO Inc. Common Stock                                                            $8,446,069       $145,252,621
  Bank Pooled Funds               $19,561,900
  Mutual Funds                                     $17,162,530      $10,837,818
  Insurance contracts
  Participant loans                                                                                                    $6,521,087
  Cash equivalents                    151,028          222,978          168,499         223,883             97,585         77,626
                                  -----------      -----------      -----------      ----------       ------------     ----------
                                   19,712,928       17,385,508       11,006,317       8,669,952        145,350,206      6,598,713
                                  -----------      -----------      -----------      ----------       ------------     ----------

Dividends and interest
  receivable                               57              240               31             479              5,390             17
Other receivables                                          153
Due from (to) other
  funds - net                       1,567,949        1,893,145          476,940         289,056
                                  -----------      -----------      -----------      ----------       ------------     ----------
                                   21,280,934       19,279,046       11,483,288       8,959,487        145,355,596      6,598,730
                                  -----------      -----------      -----------      ----------       ------------     ----------
LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS:


Note payable                                                                                            68,235,414
                                  -----------      -----------      -----------      ----------       ------------     ----------
Net assets available
  for benefits                    $21,280,934      $19,279,046      $11,483,288      $8,959,487       $ 77,120,182     $6,598,730
                                  ===========      ===========      ===========      ==========       ============     ==========



See notes to financial statements

MAPCO INC. AND SUBSIDIARIES
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1992

                                                                    Supplemental Information by Fund
                                                                    --------------------------------
ASSETS:                                                  Guaranteed         Diversified      Growth Stock        Managed
                                         Total           Income Fund        Equity Fund          Fund          Income Fund
                                         -----           -----------        ----------       -----------       -----------
Investments:
  MAPCO Inc. Common Stock             $140,124,069
  Common stocks                         22,209,728                            $22,209,728
  Corporate obligations                     96,724                                 96,724
  Mutual funds                          11,909,968                                             $11,909,968
  Insurance contracts                   80,311,837          $28,538,173                                          $51,773,664
  Participant loans                      5,074,540
  Cash equivalents                       3,117,614               23,864         1,045,519            7,791         1,131,550
                                      ------------          -----------       -----------      -----------       -----------
                                       262,844,480           28,562,037        23,351,971       11,917,759        52,905,214


Dividends and interest
  receivable                                62,649                  397            52,777               72             4,068
Other receivables                           18,408                                  3,000           10,023
Cash                                     6,064,518            6,025,230           245,181         (132,715)          349,445
Due from (to) other
  funds - net                                                (6,027,601)          476,647          319,089         5,346,914
                                      ------------          -----------       -----------      -----------       -----------
                                       268,990,055           28,560,063        24,129,576       12,114,228        58,605,641
                                      ------------          -----------       -----------      -----------       -----------

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS:

Other payables                             404,061                                273,403
Note payable                            72,472,262
                                      ------------          -----------       -----------      -----------       -----------
                                        72,876,323                                273,403
                                      ------------          -----------       -----------      -----------       -----------
Net assets available
  for benefits                        $196,113,732          $28,560,063       $23,856,173      $12,114,228       $58,605,641
                                      ============          ===========       ===========      ===========       ===========



                                       Supplemental Information by Fund
                                       -------------------------------
                                                    Restricted
ASSETS:                           MAPCO Common     MAPCO Common        Loan
                                   Stock Fund       Stock Fund         Fund
                                   ----------       ----------         ----
Investments:
  MAPCO Inc. Common Stock           $7,300,656    $132,823,413
  Common stocks
  Corporate obligations
  Mutual funds
  Insurance contracts
  Participant loans                                                  $5,074,540
  Cash equivalents                      62,582         676,979          169,329
                                    ----------     -----------       ----------
                                     7,363,238     133,500,392        5,243,869


Dividends and interest
  receivable                                98           5,237
Other receivables                        5,385
Cash                                    56,205        (478,828)
Due from (to) other
  funds - net                           53,894          (1,944)        (166,999)
                                    ----------     -----------       ----------
                                     7,478,820     133,024,857        5,076,870
                                    ----------     -----------       ----------


LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS:

Other payables                         118,572           9,900            2,186
Note payable                                        72,472,262
                                    ----------     -----------       ----------

                                       118,572      72,482,162            2,186
                                    ----------     -----------       ----------

Net assets available
  for benefits                      $7,360,248     $60,542,695       $5,074,684
                                    ==========     ===========       ==========

See notes to financial statements

MAPCO INC. AND SUBSIDIARIES
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                 Supplemental Information by Fund
                                                                 --------------------------------
                                                     Frozen          Money                                          Equity
                                                   Investment        Market         Managed        Balanced        Indexed
                                       Total         Fund A           Fund        Income Fund        Fund            Fund
                                       -----       ----------        ------       -----------      --------        -------
Net investment income:
  Dividends                         $4,243,268
  Interest                           7,863,407      $3,160,991         $21,236      $4,193,510            $80            $295
  Expenses                            (282,987)                                       (135,683)

Net appreciation (depreciation)
  in current value of investments   22,635,039                                         293,641          8,027         435,260

Contributions:
  MAPCO                              7,826,199
  Participants                       6,287,228                          25,637       1,927,138        129,144         261,791

Distributions to participants      (12,454,903)     (1,944,501)                     (5,854,707)       (76,747)        (90,352)

Rollovers from other plans             293,258                                         156,065         23,648           2,223

Net conversions from (to) other
  funds                                             (6,842,343)      3,084,036     (14,120,616)    11,312,100      20,670,914

Loans                                                 (454,857)        (16,221)     (1,191,349)       (44,787)       (145,110)

Loan repayments                                                         11,729         801,083         57,794         145,913

Interest expense                    (6,112,822)
                                  ------------     -----------      ----------     -----------    -----------     -----------
Net increase (decrease)             30,297,687      (6,080,710)      3,126,417     (13,930,918)    11,409,259      21,280,934

Net assets available for benefits:
  Beginning of year                196,113,732      28,560,063                      58,605,641
                                  ------------     -----------      ----------     -----------    -----------     -----------

  End of year                     $226,411,419     $22,479,353      $3,126,417     $44,674,723    $11,409,259     $21,280,934
                                  ============     ===========      ==========     ===========    ===========     ===========


                                                 Supplemental Information by Fund
                                                 --------------------------------
                                                  Aggressive         MAPCO         Restricted
                                    Growth          Growth          Common        MAPCO Common
                                  Stock Fund      Stock Fund      Stock Fund       Stock Fund
                                  ----------      ----------      ----------       ----------
Net investment income:
  Dividends                        $1,101,338                         $148,266      $2,417,867
  Interest                              1,042            $194            4,833          39,213
  Expenses

Net appreciation (depreciation)
  in current value of
  investments                        (831,610)       (116,750)       1,261,079      17,246,461

Contributions:
  MAPCO                                                                              7,826,199
  Participants                        362,520         326,584        1,003,457

Distributions to participants         (30,499)        (11,660)        (449,149)     (1,878,600)

Rollovers from other plans             33,535          51,609           12,178

Net conversions from (to) other
  funds                            18,686,529      11,264,847         (192,052)     (2,960,831)

Loans                                (189,516)       (157,359)        (443,424)

Loan repayments                       145,707         125,823          254,051

Interest expense                                                                    (6,112,822)
                                  -----------     -----------       ----------     -----------
Net increase (decrease)            19,279,046      11,483,288        1,599,239      16,577,487

Net assets available for
  benefits:
  Beginning of year                                                  7,360,248      60,542,695
                                  -----------     -----------       ----------     -----------
  End of year                     $19,279,046     $11,483,288       $8,959,487     $77,120,182
                                  ===========     ===========       ==========     ===========


                                     Supplemental Information by Fund
                                     --------------------------------
                                 Diversified       Growth            Loan
                                 Equity Fund     Stock Fund          Fund
                                 -----------     ----------          ----
Net investment income:
  Dividends                          $575,797
  Interest                             50,794         $4,803          $386,416
  Expenses                           (147,304)

Net appreciation (depreciation)
  in current value of
  investments                       2,311,584      2,027,347

Contributions:
  MAPCO
  Participants                      1,168,580      1,082,377

Distributions to participants      (1,232,125)      (535,450)         (351,113)

Rollovers from other plans              6,539          7,461

Net conversions from (to) other
  funds                           (26,288,686)   (14,613,898)

Loans                                (592,901)      (355,703)        3,591,227

Loan repayments                       291,549        268,835        (2,102,484)

Interest expense
                                  -----------    -----------       -----------
Net increase (decrease)           (23,856,173)   (12,114,228)        1,524,046

Net assets available for
  benefits:
  Beginning of year                23,856,173     12,114,228         5,074,684
                                  -----------    -----------       -----------

  End of year                                                       $6,598,730
                                  -----------    -----------       -----------


See notes to financial statements

MAPCO INC. AND SUBSIDIARIES
PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992

                                                                             Supplemental Information by Fund
                                                                             --------------------------------
                                                             Guaranteed       Diversified    Growth Stock       Managed
                                             Total          Income Fund       Equity Fund       Fund          Income Fund
                                             -----          -----------       -----------    ------------     -----------
Net investment income:
  Dividends                              $  3,826,449                        $   698,682     $   530,213
  Interest                                  8,279,501       $ 3,740,530           45,171           3,625      $ 3,988,041
  Expenses                                   (303,318)                          (152,014)                         (71,005)

Net appreciation (depreciation)
  in current value of investments         (17,582,774)                         1,570,320        (941,657)

Contributions:
  MAPCO Inc.                                8,010,050
  Participants                              5,944,930                          1,172,406       1,618,981        2,129,019

Distributions to participants             (12,127,655)       (2,348,993)      (1,738,793)       (579,533)      (5,541,842)

Rollovers from other plans                     88,956                             13,982          20,501           41,694

Net conversions from (to) other
  funds                                                      (6,153,549)       1,266,750         910,613        4,370,760

Loans                                                          (701,961)        (654,104)       (290,833)        (775,786)

Loan repayments                                                                  398,359         431,546          707,597

Interest expense                           (6,499,668)
                                         ------------       -----------      -----------     -----------      -----------
Net increase (decrease)                   (10,363,529)       (5,463,973)       2,620,759       1,703,456        4,848,478

Net assets available for benefits:
  Beginning of year                       206,477,261        34,024,036       21,235,414      10,410,772       53,757,163
                                         ------------       -----------      -----------     -----------      -----------
  End of year                            $196,113,732       $28,560,063      $23,856,173     $12,114,228      $58,605,641
                                         ============       ===========      ===========     ===========      ===========

                                                                  Restricted
                                              MAPCO Common       MAPCO Common           Loan
                                               Stock Fund         Stock Fund            Fund
                                              ------------       ------------           ----
Net investment income:
  Dividends                                    $  125,339       $  2,472,215
  Interest                                          2,948             41,419        $   457,767
  Expenses                                                           (80,299)

Net appreciation (depreciation)
  in current value of investments                (897,871)       (17,313,566)

Contributions:
  MAPCO Inc.                                                       8,010,050
  Participants                                  1,024,524

Distributions to participants                    (256,397)        (1,400,636)          (261,461)

Rollovers from other plans                         12,779

Net conversions from (to) other
  funds                                          (103,757)          (290,817)

Loans                                            (261,587)              (248)         2,684,519

Loan repayments                                   389,714                            (1,927,216)

Interest expense                                                  (6,499,668)
                                               ----------       ------------        -----------
Net increase (decrease)                            35,692        (15,061,550)           953,609

Net assets available for benefits:
  Beginning of year                             7,324,556         75,604,245          4,121,075
                                               ----------      -------------        -----------
  End of year                                  $7,360,248      $  60,542,695        $ 5,074,684
                                               ==========      =============        ===========

See notes to financial statements

MAPCO INC. AND SUBSIDIARIES
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992

NOTE 1
ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual method of accounting.

Contributions made by participants and by MAPCO Inc. and its participating subsidiaries ("MAPCO") to the MAPCO Inc. and Subsidiaries Profit Sharing and Savings Plan (the "Plan") are recorded in the year services are rendered by the participants. Contributions made by MAPCO to fund the Plan's debt service requirements are recorded in the year the related interest expense is recognized. Benefits are recorded when paid.

The current value for common stocks, preferred stocks, corporate obligations and mutual funds is determined by quoted prices in active markets, while the current value for insurance contracts is based on contract value plus accrued earnings. Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis.


NOTE 2
PLAN DESCRIPTION

Scope of the Plan

The following description of the MAPCO Inc. and Subsidiaries Profit Sharing and Savings Plan (the "Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Substantially all regular employees of MAPCO, excluding union-represented employees, weekly paid employees of MAPCO PETROLEUM Inc. and its subsidiaries, and employees of South Atlantic Coal Company, Inc. are covered by the Plan. Employees are eligible to participate in the Plan after having been employed for twelve consecutive months and having been paid for at least 1,000 hours. The trust fund for the Plan is administered under a trust agreement with Bankers Trust Company effective July 1993, and with the BancOklahoma Trust Company prior to July 1993.

Contributions

Participants may contribute from 1% to 10% of their base earnings each month or, in some cases, as much as 15%, as described below. Effective January 1, 1992, contributions must be made as pre-tax contributions. During the fourth quarter of each year, the Plan Administrator identifies a group of eligible employees who are not expected to be "highly compensated employees" in the following year, as defined in the Internal Revenue Code of 1986, as amended
(the "Code").   Participants in this group generally will be eligible to
contribute up to 15% of base earnings each month during the following year.
The Plan has an ESOP feature under which the Plan borrowed funds to purchase MAPCO Common Stock in an amount expected to permit MAPCO to make matching contributions to participants based on anticipated participant contributions over a period of fifteen years commencing June 1, 1989. These shares were credited to an unallocated stock account under the Plan pending quarterly allocation to participants' accounts based on the Plan's payment of debt and interest. Shares released from the unallocated stock account are allocated to participants' accounts based on participant contributions up to the first 3% of base earnings. MAPCO made a commitment that if the shares allocated to participants' accounts during the period June 1, 1989 through December 31, 1990 had a cumulative quarterly average dollar value of less than twice the participants' pre-tax (or one times their after-tax) contributions during this period not in excess of 3% of their compensation, considering only those participants still in MAPCO's employ on December 31, 1990, MAPCO would make an additional contribution for each such participant sufficient to make up the difference. The two-for-one guarantee was renewed by MAPCO for the period January 1, 1991 through December 31, 1991 and has again been extended by MAPCO for calendar years 1992, 1993 and 1994. Since the shares allocated during the described periods through December 31, 1993 had a cumulative quarterly average dollar value in excess of the guaranteed amounts, MAPCO made no additional contributions for such periods. Participants' annual taxable earnings are reduced by the amount of their pre-tax contributions, which are limited by law to a maximum of $8,994 and $8,728 for 1993 and 1992 respectively. The Plan Administrator may reduce the amount of a participant's contributions to less than 10% under certain circumstances. All participant contributions are transferred to the Plan monthly. Participants are also entitled to an allocation of any discretionary profit sharing contribution made by their employer corporation, with such contributions being transferred to the Plan annually. There were not any discretionary profit sharing allocation in 1993 or 1992. The Plan provides that any such discretionary contributions will automatically be invested in MAPCO Common Stock, unless otherwise directed by the Plan Administrator.

Under the terms of the Plan, MAPCO will make cash contributions to the Plan sufficient to permit the Trustee to pay principal and interest due on the Plan's ESOP debt. In addition, dividends paid on Common Stock held in the unallocated stock account will be, and dividends on stock allocated to the participant's ESOP contributions accounts may be, used to repay the Plan's ESOP debt. MAPCO's cash contributions and any dividends applied to repay the Plan's ESOP debt will cause a portion of the shares in the unallocated stock account to be allocated to participants' accounts. If a tender offer is made for MAPCO Common Stock, any unallocated shares held in the unallocated stock account will be tendered or exchanged by the trustee in the same proportion as the trustee tenders or exchanges shares of MAPCO Common Stock allocated to participants' accounts.


Investment Options

Participants must direct the investment of their contributions into one or more of the seven active, optional investment funds. These active, optional investment funds are the Money Market Fund, Managed Income Fund, Balanced Fund, Equity Indexed Fund, Growth Stock Fund, Aggressive Growth Stock Fund, and MAPCO Common Stock Fund. The Plan also maintains Frozen Investment Fund A (formerly Guaranteed Income Fund) which is an inactive investment fund that existed in the profit sharing plan prior to establishment of the Plan, and the Restricted MAPCO Common Stock Fund which receives MAPCO ESOP and profit sharing contributions.

The investment funds currently available in the Plan are as follows:

*  Money Market Fund.  Investments consist of diversified money market assets.

* Managed Income Fund. Investments consist of investment contracts with insurance companies and banks and investments in short to intermediate term government bonds.

* Balanced Fund. Investments include a mix of stocks, bonds and money market investments.

* Equity Indexed Fund. Investments consist of stocks meant to replicate the risk and return characteristics of the S&P 500 Index.

* Growth Stock Fund. Investments consist of units of a mutual fund offered by Janus Capital Corporation which they have designated as the Janus Fund that invests primarily in stocks of varying sized companies.

* Aggressive Growth Stock Fund. Investments consist of units of a mutual fund offered by Chase Manhattan Bank which they have designated as the Vista Capital Growth Fund that invests primarily in stocks of small to mid-sized companies.

*  MAPCO Common Stock Fund.  Investments consist of MAPCO Common Stock.

*  Restricted MAPCO Common Stock Fund.  Investments consist of MAPCO Common
   Stock.

* Frozen Investment Fund A (formerly Guaranteed Income Fund). Investments consist of guaranteed investment contracts with insurance companies.


The investment funds available during 1992 and a portion of 1993 under the Plan were as follows:

* Diversified Equity Fund. Investments consist of common stocks, preferred stocks and corporate obligations.

* Growth Stock Fund. Investments consist of units of a mutual fund offered by Twentieth Century Investors Inc. which they have designated as the "Select Investors Fund".

* Managed Income Fund. Investments consist of guaranteed investment contracts with insurance companies.

*  MAPCO Common Stock Fund.  Investments consist of MAPCO Inc. Common Stock.

* Restricted MAPCO Common Stock Fund. Investments consist of MAPCO Inc. Common Stock.

* Guaranteed Income Fund (Currently the Frozen Investment Fund A). Investments consist of guaranteed investment contracts with insurance companies.


Vesting and Forfeitures

Participant's accounts are 100% vested in the current value of the investments made with their contributions and MAPCO ESOP contributions. Any discretionary profit sharing contributions made by MAPCO become vested after three years of service, which includes service with MAPCO prior to establishment of the Plan. MAPCO may amend or terminate the Plan at any time. In the event the Plan is terminated, each participant's account becomes 100% vested. If a participant's employment terminates before the participant becomes vested in a share of a discretionary profit sharing contribution, such amount is forfeited, and all forfeitures are allocated among the remaining participants. However, the forfeited amount will be restored to the participant's account if the participant is rehired by MAPCO within five years.

Loans

After participating in the Plan for 24 months, a participant generally may borrow from his account, excluding any amounts invested in the Restricted MAPCO Common Stock Fund, the least of (i) $50,000 less the participant's highest outstanding loan amount during the previous 12 months, (ii) an amount equal to 50% of the value of the vested portion of the participant's account, including MAPCO contributions and earnings or (iii) the sum of the value of the participant's pre-tax and after-tax contributions plus the vested portion of the MAPCO discretionary profit sharing contributions account. Interest is paid at a rate determined by the Plan Administrator, taking into account the prevailing interest rate on similar commercial loans by persons in the business of lending money. All interest paid is credited to the participant's account. Loans must be repaid by payroll deduction in equal payments over a period of one to five years from the date of the loan. If a participant's employment terminates, any outstanding loan balance is due immediately.

Distributions

A participant's account is distributed (except in certain cases where participants or their beneficiaries defer distribution) upon retirement, death, disability or other termination of employment. Retirement distributions are normally made in a single sum; however, the participant may elect distribution in one of the following ways: (i) installments over a period not exceeding fifteen years, (ii) delivery of a non-transferable annuity purchased from a life insurance company, providing for either sixty or one hundred and twenty guaranteed monthly payments or (iii) a single sum payment of part of the balance with the remaining balance paid in annual installments or a non-transferable annuity. Single sum payments are made in cash; however, any amounts invested in MAPCO Common Stock may be distributed in kind at the participant's or beneficiary's request. Distributions on account of death are made to the participant's designated beneficiary in a single sum payment which, at the participant's or beneficiary's election, may be deferred for up to 5 years; however, annual installments can be paid if the participant filed a written instruction with the Plan Administrator requesting such form of payment in the event of death. Upon total disability or other termination of employment, a single sum payment is made to the participant. Certain kinds of withdrawals during employment are permitted. Upon making a withdrawal, a participant's eligibility to make further contributions to the Plan may be suspended for a minimum of six months.

Plan Changes in 1993

Effective July 1993, the recordkeeping and trustee responsibilities were transferred to a new trustee, Bankers Trust Company. BancOklahoma Trust Company served as the previous recordkeeper and trustee.

Effective during 1993, three of the four previous optional investment funds were replaced with six new investment funds. The MAPCO Common Stock Fund was continued.

NOTE 3
INVESTMENTS

The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                   December 31, 1993
                                                                   -----------------
                                            Description of investment
                                            including maturity date,
                                            rate of interest, collateral,
                                            par, or maturity value                Fair Value
                                            -----------------------------         ----------
MAPCO Common Stock:
  Allocated                                  811,997 shares                       $ 49,633,316
  Unallocated                                1,702,501 shares                      104,065,374
                                                                                  ------------
     Total MAPCO Common Stock                                                      153,698,690
                                                                                  ------------
Bank Pooled Funds:
  Bankers Trust Funds:
     BT Pyramid US Government Plus Bond
          Fund II - Managed Income Fund      15,664,347 shares                      16,610,786
     BT Pyramid Asset Management Fund II-
          Balanced Fund                      89,985 shares                          10,470,427
     BT Pyramid Equity Index Fund II -
          Equity Indexed Fund                161,694 shares                         19,561,900
  Other Bankers Trust Fund                                                           3,013,331
                                                                                  ------------
     Total Bank Pooled Funds                                                        49,656,444
                                                                                  ------------
Mutual Funds:
  Janus Fund-Growth Stock Fund               885,123 shares                         17,162,530

  Vista Mutual Fund, Group Capital Growth
   Fund-Aggressive Growth Stock Fund         341,779 shares                         10,837,818
                                                                                  ------------
     Total Mutual Funds                                                             28,000,348
                                                                                  ------------
Insurance Contracts:
  New England Mutual Life Company            Contract No. 3604-2-1985,
                                             13.06%, due December 31, 1994          11,944,516

  Other                                                                             43,356,595
                                                                                  ------------
    Total Insurance Contracts                                                       55,301,111
                                                                                  ------------
Participant Loans                                                                    6,521,087
                                                                                  ------------
Cash Equivalents                                                                     1,454,354
                                                                                  ------------
    Total Investments at Fair Value                                               $294,632,034
                                                                                  ============

NOTE 3
INVESTMENTS

The following table presents the fair values of investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                        December 31, 1992
                                                                        -----------------
                                                  Description of investment
                                                  including maturity date,
                                                  rate of interest, collateral,
                                                  par, or maturity value               Fair Value
                                                  -----------------------------        ----------
MAPCO Common Stock:
  Allocated                                       722,131 shares                      $ 38,996,061
  Unallocated                                     1,872,741 shares                     101,128,008
                                                                                      ------------
    Total MAPCO Common Stock                                                           140,124,069
                                                                                      ------------
Common Stocks                                                                           22,209,728
                                                                                      ------------
Corporate Obligations                                                                       96,724
                                                                                      ------------
Mutual Fund:
  Twentieth Century Investors Inc. -
    Select Investors Fund                         307,592 shares                        11,909,968
                                                                                      ------------
Insurance Contracts:
  Metropolitan                                    Contract No. 12822, variable
                                                  rate, due October 11, 1995            18,270,955

  New England Mutual Life Company                 Contract No. 3604-2-1985,
                                                  13.06%, due December 31, 1994         11,396,102

  Other                                                                                 50,644,780
                                                                                      ------------
    Total Insurance Contracts                                                           80,311,837
                                                                                      ------------
Participant Loans                                                                        5,074,540
                                                                                      ------------
Cash Equivalents                                                                         3,117,614
                                                                                      ------------
    Total Investments at Fair Value                                                   $262,844,480
                                                                                      ============

NOTE 4
NOTE PAYABLE

In 1989, MAPCO borrowed $85,000,000 on an unsecured basis from a group of insurance companies and loaned the proceeds to the Plan. MAPCO's debt bears interest at 8.43% with the interest rate subject to revision in the event there is a change in Internal Revenue Service regulations regarding taxability of the interest income to the lenders. The loan is repayable annually through 2003 in equal installments, with mortgage-type principal reductions. MAPCO's loan to the Plan bears the same interest rate and repayment terms as MAPCO's unsecured loan. The principal and interest payments over the remaining term of the loan are $10,404,000 annually with the principal reductions during the next five years being: 1994 - $4,597,000, 1995 -$4,989,000, 1996 - $5,413,000, 1997 -
$5,874,000, and 1998 - $6,374,000.


NOTE 5
DETERMINATION OF INCOME TAX QUALIFICATION

MAPCO received a favorable determination letter from the Internal Revenue Service dated May 3, 1990 regarding the status of the Plan, as amended to incorporate the ESOP feature, under Section 401(a) of the Code with respect to the law in effect before the passage of the Tax Reform Act of 1986. In addition, MAPCO intends to request, and expects to receive, an Internal Revenue Service determination letter that the Plan continues to qualify under Section 401(a) of the Code with respect to the law as amended by the Tax Reform Act of 1986. Accordingly, earnings and realized gains of the Plan are expected to be exempt from Federal income taxes and thus no provision for income taxes has been included in the Plan's financial statements. MAPCO's contributions to the Plan and earnings and realized gains of the Plan are not expected to be immediately taxable to the participants. Participants or their beneficiaries are generally subject to income taxes when they receive distributions.


NOTE 6
DISTRIBUTIONS

Participants requested distributions of $1,702,113 in 1993 that were not paid as of December 31, 1993. The distributions payable as of December 31, 1992 totaled $572,850. Distributions payable are not presented as liabilities in the statements of net assets available for benefits in accordance with the AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans".

Certain terminated participants have elected to defer the receipt of their account balances or have elected to receive periodic payments until their account balances are distributed. These participants' account balances totaled $16,599,118 as of December 31, 1993 and $13,166,761 as of December 31, 1992 and
are included in net assets available for plan benefits.

NOTE 7
RECONCILIATION OF FINANCIAL STATEMENTS TO TAX RETURN FILING

The following is a reconciliation of net assets available for benefits from the accompanying financial statements to the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service:

                                                                                                December 31,
                                                                                                   1993
                                                                                                ------------
Net assets available for benefit from the financial statements                                 $226,411,419

Distributions payable to or on behalf of participants from the Form 5500                         (1,702,113)

Net assets available for benefit from the Form 5500                                            $224,709,306

The following is a reconciliation of distributions to or on behalf of participants from the accompanying financial statements to the Form 5500:

                                                                                               December 31,
                                                                                                   1993
                                                                                               ------------
Distributions to or on behalf of participants per the financial statements                     $12,454,903

Distributions payable to or on behalf of participants at the beginning of the year                (572,850)

Distributions payable to or on behalf of participants at the end of the year                     1,702,113
                                                                                               -----------

Distributions to or on behalf of participants per the Form 5500                                $13,584,166
                                                                                               ===========


NOTE 8
SUBSEQUENT EVENTS

Effective April 1, 1994, the bond portion of the Managed Income Fund, the Balanced Fund, and the Equity Indexed Fund were converted from collective funds managed by Bankers Trust to mutual funds with the same investment objectives managed by Bankers Trust.

Effective in the fourth quarter of 1994, Plan management anticipates that an international investment fund will be added as an eighth active, optional investment fund.

MAPCO INC. AND SUBSIDIARIES PROFIT SHARING AND SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                                                 December 31, 1993
                                           ------------------------------------------------------------------------------------
Identity of issue, borrower,               Description of investment including maturity date,                          Current
lessor or similar party                    rate of interest, collateral, par, or maturity value        Cost             Value
- - ----------------------------               ----------------------------------------------------      --------          -------
MAPCO Inc. Common Stock
- - -----------------------

  MAPCO Common Stock Fund                  138,177 shares                                           $5,925,715        $8,446,069


  Restricted MAPCO Common
   Stock Fund - Allocated                  673,820 shares                                           23,088,334        41,187,247


  Restricted MAPCO Common
   Stock Fund - Unallocated                1,702,501 shares                                         58,463,879       104,065,374
                                                                                                   -----------       -----------

Total MAPCO Inc. Common Stock                                                                       87,477,928       153,698,690
                                                                                                   -----------       -----------

Bank Pooled Funds
- - -----------------

  BT Pyramid Directed Account
   Cash Fund - Money Market Fund           3,013,331 shares                                          3,013,331         3,013,331

  BT Pyramid US Government Plus
   Bond Fund II - Managed Income Fund      15,664,347 shares                                        16,529,310        16,610,786

  BT Pyramid Asset Management
   Fund II - Balanced Fund                 89,985 shares                                            10,462,030        10,470,427

  BT Pyramid Equity Index Fund II -
   Equity Indexed Fund                     161,694 shares                                           19,342,864        19,561,900
                                                                                                    ----------        ----------

Total Bank Pooled Funds                                                                             49,347,535        49,656,444
                                                                                                    ----------        ----------

Mutual Funds
- - ------------

  Janus Fund - Growth Stock Fund           885,123 shares                                           18,008,626        17,162,530

  Vista Mutual Fund, Group Capital
  Growth Fund- Aggressive Growth
  Stock Fund                               341,779 shares                                           10,954,113        10,837,818
                                                                                                    ----------        ----------

Total Mutual Funds                                                                                  28,962,739        28,000,348
                                                                                                    ----------        ----------

MAPCO INC. AND SUBSIDIARIES PROFIT SHARING AND SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                                                       December 31, 1993
                                           ------------------------------------------------------------------------------------

Identity of issue, borrower,               Description of investment including maturity date,                           Current
lessor or similar party                    rate of interest, collateral, par, or maturity value          Cost            Value
- - ----------------------------               ------------------------------------------------------     ----------        -------
Insurance Contracts
- - --------------------

  Frozen Investment Fund A:

  New England Mutual Life Company          Contract No. 3604-1-1984, 12.95%, due December 31, 1993    $6,836,750       $6,836,750
  New England Mutual Life Company          Contract No. 3604-2-1985, 13.06%, due December 31, 1994    11,944,516       11,944,516
  UNUM Life Insurance Company              Contract No. 93825-1986, 10.85%, due December 31, 1995      5,844,887        5,844,887
  Principal Mutual Life Insurance          Contract No. GA 74835-1987, 9.35%, due December 31, 1996    4,667,665        4,667,665
                                                                                                       ---------        ---------

                                                                                                      29,293,818       29,293,818
                                                                                                      ----------       ----------

  Managed Income Fund:

  Canada Life                              Contract No.45408, 9.32%, due January 3, 1996               3,020,578        3,020,578
  Commonwealth                             Contract No. ADA 00365FR, 8.25%, due April 1, 1998            796,160          796,160
  Confederation Life                       Contract No. 62276, 8.91%, due August 1, 1995               2,590,457        2,590,457
  Confederation Life                       Contract No. 62365, 8.55%, due March 1, 1996                1,071,200        1,071,200
  J.P. Morgan                              Contract No. 2037, variable rate 7.05% at
                                             December 31, 1993, due June 25, 2002                      4,081,720        4,081,720
  John Hancock                             Contract No. 5321, 8.64%, due in equal payments
                                             February 1, 1993 and 1994                                 1,113,540        1,113,540
  Massachusetts Mutual                     Contract No. 5194, 8.3%, due July 1, 1994                   1,255,561        1,255,561
  Metropolitan                             Contract No. 18505A, 9.27%, due January 3, 1998               325,351          325,351
  Metropolitan                             Contract No. 18505B, variable rate 8.85% at December 31,
                                             1993, due in equal payments December 31, 1996,
                                             1997 and 1998                                             1,537,490        1,537,490
  Prudential                               Contract No. 6880, 8.72%, due in equal payments
                                             February 28, 1997, June 30, 1997 and
                                             November 30, 1997                                         5,215,236        5,215,236
  Security Life Denver                     Contract No. 218, 6.75%, final payment
                                            due January 3, 1999                                        3,000,000        3,000,000
  Provident Mutual                         Contract No. 8141001, 8.75%, due in equal payments
                                             June 30, 1995 and 1996                                    2,000,000        2,000,000
                                                                                                      ----------        ---------
                                                                                                      26,007,293       26,007,293
                                                                                                      ----------       ----------

Total Insurance Contracts                                                                             55,301,111       55,301,111
                                                                                                      ----------       ----------

MAPCO INC. AND SUBSIDIARIES PROFIT SHARING AND SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                                                                 December 31, 1993
                                           ------------------------------------------------------------------------------------

Identity of issue, borrower,               Description of investment including maturity date,                          Current
lessor or similar party                    rate of interest, collateral, par, or maturity value         Cost            Value
- - ----------------------------               ------------------------------------------------------     --------         -------
Participant loans                          Various loans, 7%-13%, due 12 to 59 months
- - -----------------                            from date of loan                                        $6,521,087       $6,521,087
                                                                                                    ------------     ------------

Cash Equivalents
- - ----------------

  Bankers Trust Company:                   2.91%, daily liquidity
  BT Pyramid Discretionary
   Cash Fund                                                                                           1,454,354        1,454,354
                                                                                                    ------------     ------------

                                                                                                    $229,064,754     $294,632,034
                                                                                                    ============     ============


MAPCO INC. AND SUBSIDIARIES PROFIT SHARING AND SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                         Current Value
Identity of Party Involved &         Purchase          Selling           Cost of          of Asset on            Net
Description of Asset                  Price             Price             Asset         Transaction Date         Gain
- - ----------------------------         --------          -------           -------        ----------------         ----
Series of Transaction
Involving Securities of
the Same Issue:

Bank of Oklahoma:
   American Performance
   Cash Management Fund
   (269 Purchases)                  $28,053,411                                            $28,053,411
   (167 Sales)                                        $30,172,410        $30,172,410        30,172,410                -0-

   American Performance
   Treasury Fund
   (311 Purchases)                   14,406,429                                             14,406,429
   (182 Sales)                                         15,405,044         15,405,044        15,405,044                -0-

Bankers Trust Company:
   BT Pyramid Discretionary
   Cash Fund
   (313 Purchases)                   41,664,111                                             41,664,111
   (207 Sales)                                         40,209,757         40,209,757        40,209,757                -0-

   BT Pyramid US Government
   Plus Bond Fund
   (7 Purchases)                     13,480,643                                             13,480,643
   (8 Sales)                                           13,691,213         13,480,643        13,691,213            210,570

   BT Pyramid US Government
   Plus Bond Fund II
   (10 Purchases)                    17,772,048                                             17,772,048
   (13 Sales)                                           1,244,332          1,242,737         1,244,332              1,595

   BT Pyramid Equity Index
   Fund
   (1 Purchase)                      16,630,295                                             16,630,295
   (1 Sale)                                            16,842,259         16,630,295        16,842,259            211,964

   BT Pyramid Equity Index
   Fund II
   (15 Purchases)                    20,002,638                                             20,002,638
   (20 Sales)                                             661,819            659,774           661,819              2,045

Janus:
   Janus Fund
   (17 Purchases)                    18,497,696                                             18,497,696
   (17 Sales)                                             493,013            489,071           493,013              3,942


Metropolitan:
   Insurance Contract No. 12822
   (10 Purchases)                     1,033,055                                              1,033,055
   (2 Sales)                                           19,304,010         19,304,010        19,304,010                -0-

Twentieth Century Investors Inc.:
   Select Investors Fund
   (15 Purchases)                     1,435,076                                              1,435,076
   (4 Sales)                                           15,228,501         12,140,359        15,228,501          3,088,142

MAPCO INC. AND SUBSIDIARIES PROFIT SHARING AND SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1993

                                                                                             Current Value
Identity of Party Involved &              Purchase            Selling          Cost of        of Asset on            Net
Description of Asset                       Price               Price            Asset       Transaction Date        Gain
- - ----------------------------              --------            -------          -------      ----------------        ----
Individual Transactions
Involving Securities of the
Same Issue:

Bankers Trust Co:
   BT Pyramid US Government
   Bond Fund II
   (Purchase)                            $15,616,068                                           $15,616,068

   BT Pyramid Equity Index
   Fund
   (Purchase)                             16,630,295                                            16,630,295
   (Sale)                                                   $16,842,259      $16,630,295        16,842,259          $211,964

   BT Pyramid Equity Index
   Fund II
   (Purchase)                             16,842,259                                            16,842,259

Metropolitan:
   Insurance Contract No. 12822
   (Sale)                                                    19,044,768       19,044,768        19,044,768               -0-

Twentieth Century Investors Inc.:
   Select Investors Fund                                     14,794,401       11,761,640        14,794,401         3,032,761
   (Sale)

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in MAPCO Inc.'s Post-Effective Amendment No. 1 to Registration Statement No. 33-13090 on Form S-8, Registration Statement No. 2-77050 on Form S-8, Registration Statement No. 33-28722 on Form S-8, Registration Statement No. 33-29043 on Form S-8, Registration Statement No. 33-29044 on Form S-8, Registration Statement No. 33-33217 on Form S-8 and Registration Statement No.33-34044 on Form S-3 of our report dated June 23, 1994, appearing in this Annual report on Form 11-K of MAPCO Inc. and Subsidiaries Profit Sharing and Savings Plan for the year ended December 31, 1993.




/s/ DELOITTE & TOUCHE

Deloitte & Touche
Tulsa, Oklahoma
June 27, 1994




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